SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 0-27393

Cusip Number: 178871109

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

     For Period Ended: June 30, 2004

     ☐ Transition Report on Form 10-K

     ☐ Transition Report on Form 20-F
     ☐ Transition Report on Form 11-K
     ☐ Transition Report on Form 10-Q
     ☐ Transition Report on Form N-SAR

     For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I
REGISTRANT INFORMATION

Civitas BankGroup, Inc.

Full Name of Registrant

Former Name if Applicable:

Four Corporate Centre, 810 Crescent Centre Drive, Suite 320

Address of principal executive office (Street and number)

Franklin, Tennessee 37067

City, State and Zip Code

PART II
RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

As previously announced, the Registrant, during the course of a routine internal audit review, discovered that the Registrant’s Investment Officer, had engaged in certain apparent fraudulent transactions that may impact the Registrant’s financial statements for the quarter ended June 30, 2004 and prior periods. In connection with this discovery, the Registrant has determined that it is unable to file the Registrant’s Form 10-Q for the quarterly period ended June 30, 2004 (the “Form 10-Q”) by the required due date without unreasonable effort or expense because additional time is needed to verify the financial statement impact, if any, on the Registrant’s financial statements included within the Form 10-Q. The Registrant seeks relief pursuant to Rule 12b-25(b) with respect to the Form 10-Q.

PART IV
OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Andy LoCascio	(615)	383-6619

(Name)	(Area Code)	(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes      ☐ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes      ☒ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Civitas BankGroup, Inc.

(name as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 17, 2004	By:	/s/ Andy LoCascio
Andy LoCascio
Chief Financial Officer

ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).